Exhibit 99.1

Affimed N.V.

Unaudited interim consolidated statements of comprehensive income / (loss) (in € thousand)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2021	2020	2021	2020
Revenue	3	8,662	10,545	30,028	18,614
Other income/(expenses) - net		231	102	710	130
Research and development expenses		(20,621)	(10,101)	(53,826)	(33,247)
General and administrative expenses		(6,841)	(3,455)	(16,766)	(9,586)

Operating income / (loss)		(18,569)	(2,909)	(39,854)	(24,089)
Finance income / (costs) - net	4	1,474	(3,057)	5,421	(2,404)

Loss before tax		(17,095)	(5,966)	(34,433)	(26,493)
Income taxes		—	—	(2)	—

Loss for the period		(17,095)	(5,966)	(34,435)	(26,493)

Other comprehensive income / (loss)
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI - net change in fair value	5	(3,489)	(139)	(8,838)	(129)

Other comprehensive income / (loss)		(3,489)	(139)	(8,838)	(129)

Total comprehensive loss		(20,584)	(6,105)	(43,273)	(26,622)

Loss per share in € per share (undiluted = diluted)		(0.14)	(0.07)	(0.29)	(0.33)
Weighted number of common shares outstanding		119,786,695	86,030,878	118,545,453	80,490,155

The Notes are an integral part of these condensed interim consolidated financial statements.

Affimed N.V.

Interim consolidated statements of financial position (in € thousand)

	Note	September 30, 2021	December 31, 2020
		(unaudited)
ASSETS
Non-current assets
Intangible assets		1,634	1,718
Leasehold improvements and equipment		3,332	2,226
Long term financial assets	5	11,204	20,042
Right-of-use assets		894	940

		17,064	24,926
Current assets
Cash and cash equivalents		198,742	146,854
Trade and other receivables	6	3,759	2,439
Inventories		692	246
Other assets	7	78	1,260

		203,271	150,799
TOTAL ASSETS		220,335	175,725
EQUITY AND LIABILITIES
Equity
Issued capital		1,198	983
Capital reserves		450,086	345,164
Fair value reserves		(7,118)	1,720
Accumulated deficit		(310,309)	(275,874)

Total equity	8	133,857	71,993
Non-current liabilities
Borrowings	10	10,073	231
Contract liabilities	3	9,800	35,992
Lease liabilities		314	482

Total non-current liabilities		20,187	36,705
Current liabilities
Trade and other payables		13,716	11,394
Borrowings	10	94	92
Lease liabilities		666	492
Contract liabilities	3	51,815	55,049

Total current liabilities		66,291	67,027
TOTAL EQUITY AND LIABILITIES		220,335	175,725

The Notes are an integral part of these condensed consolidated interim financial statements.

Affimed N.V.

Unaudited interim consolidated statements of cash flows (in € thousand)

		For the nine months ended September 30,
	Note	2021	2020
Cash flow from operating activities
Loss for the period		(34,435)	(26,493)
Adjustments for the period:
- Income taxes		2	—
- Depreciation and amortisation		935	821
- Net gain / loss from disposal of leasehold improvements and equipment		(2)	—
- Share based payments	9	8,117	2,348
- Finance income / costs - net	4	(5,421)	2,404

		(30,804)	(20,920)
Change in trade and other receivables		(1,320)	(1,174)
Change in inventories		(446)	(114)
Change in other assets		1,064	(1,087)
Change in trade, other payables, provisions and contract liabilities		(26,802)	(12,053)

Cash used in operating activities		(58,308)	(35,348)
Interest received		—	299
Paid interest		(647)	(81)
Paid income tax		(2)	—

Net cash used in operating activities		(58,957)	(35,130)
Cash flow from investing activities
Purchase of intangible assets		(5)	(8)
Purchase of leasehold improvements and equipment		(1,527)	(352)
Cash paid for investments in financial assets		—	(8,101)
Cash received from maturity of financial assets		—	9,088

Net cash used for investing activities		(1,532)	627
Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share based payment awards	8	103,379	33,846
Transaction costs related to issue of common shares	8	(6,548)	(1,134)
Proceeds from borrowings	10	10,000	—
Transaction costs related to borrowings		(236)	—
Repayment of lease liabilities		(372)	(386)
Repayment of borrowings		(69)	(1,151)

Cash flow from financing activities		106,154	31,175

Exchange-rate related changes of cash and cash equivalents		6,223	(2,250)
Net changes to cash and cash equivalents		45,665	(3,328)
Cash and cash equivalents at the beginning of the period		146,854	95,234

Cash and cash equivalents at the end of the period		198,742	89,656

The Notes are an integral part of these condensed interim consolidated financial statements.

Affimed N.V.

Unaudited interim consolidated statements of changes in equity (in € thousand)

	Note	Issued capital	Capital reserves	Fair value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2020		762	270,451	1,962	(234,508)	38,667

Issue of common shares		121	32,502			32,623
Equity-settled share based payment awards	9		2,348			2,348
Loss for the period					(26,493)	(26,493)
Other comprehensive income				(129)		(129)

Balance as of September 30, 2020		883	305,301	1,833	(261,001)	47,016

Balance as of January 1, 2021		983	345,164	1,720	(275,874)	71,993

Issue of common shares	8	205	94,138			94,343
Exercise of share based payment awards		10	2,667			2,677
Equity-settled share based payment awards	9		8,117			8,117
Loss for the period					(34,435)	(34,435)
Other comprehensive loss				(8,838)		(8,838)

Balance as of September 30, 2021		1,198	450,086	(7,118)	(310,309)	133,857

The Notes are an integral part of these condensed consolidated interim financial statements.

1. Reporting entity

Affimed N.V. is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands.

The condensed interim consolidated financial statements are comprised of Affimed N.V., and its controlled (and wholly owned) subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic and Affimed Inc., Delaware, USA (collectively “Affimed”, the “Company” or the “Group”).

Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. The Group’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. Affimed has its own research and development programs, strategic collaborations and service contracts, where the Group is performing research services for third parties.

2. Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The condensed interim consolidated financial statements (referred to as “interim financial statements”) for the three and nine months ended September 30, 2021 and 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the consolidated annual financial statements, and should be read in conjunction with Affimed N.V.’s annual consolidated financial statements as of December 31, 2020.

The interim financial statements were authorized for issuance by the management board on November 10, 2021.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Company’s accounting policies were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2020.

Functional and presentation currency

These interim financial statements are presented in Euro. The functional currency of the Group’s subsidiaries is also the Euro. All financial information presented in Euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2020.

New standards and interpretations

The following new standards and amendments to standards have not been applied in preparing these consolidated financial statements.

Standard/interpretation	Effective Date
Amendments to IFRS 3 Business Combinations	January 1, 2022
Amendments to IAS 16 Property, Plant and Equipment	January 1, 2022
Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets	January 1, 2022
Annual Improvements 2018-2020	January 1, 2022
Amendments to IAS 1 Presentation of Financial Statements:
Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies	January 1, 2023
Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023

The amended standards are not expected to have a significant effect on the consolidated financial statements of the Group.

Fair Value Measurement

All assets and liabilities for which fair value is recognized in the interim financial statements are classified in accordance with the following fair value hierarchy, based on the lowest level input parameter that is significant on the whole for fair value measurement:

•	Level 1 – Prices for identical assets or liabilities quoted in active markets (non-adjusted)

•	Level 2 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is directly or indirectly observable for on the market

•	Level 3 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is not directly or indirectly observable for on the market

The carrying amount of all trade and other receivables, other assets, certificates of deposit, cash and cash equivalents and trade and other payables is a reasonable approximation of the fair value and, therefore, information about the fair values of those financial instruments has not been disclosed. The measurement of the fair value of the shares held by the group and note disclosure for the fair value of a loan (financial liability) is based on level 3 and 2 measurement procedures, respectively (see notes 5 and 10).

3. Revenue

Collaboration agreement The Leukemia & Lymphoma Society (LLS)

Affimed is party to a collaboration with LLS to fund the development of specific product candidates (immune cell engagers). Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

In the event that the research and development is successful, Affimed must proceed with commercialization of the licensed product. If Affimed decides for business reasons not to continue the commercialization, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from Affimed based on the Group’s future revenue from any licensed product, with the amount of royalties not to exceed three times the amount funded.

In June 2016, the research funding agreement with LLS was amended to reflect a shift to the development of combination therapeutic approaches so that the milestones now relate primarily to the development of a combination therapy.

During the nine months ended September 30, 2021, the Company did not recognize any revenue in this regard (2020: €0.1 million).

Collaboration with Genentech Inc.

In August 2018, Affimed entered into a strategic collaboration agreement with Genentech Inc., headquartered in South San Francisco, USA. Under the terms of the agreement Affimed is providing services related to the development of novel NK cell engager-based immunotherapeutics to treat multiple cancers. The Genentech agreement became effective at the beginning of October 2018. Under the terms of the agreement, Affimed received $96.0 million (€83.2 million) in initial upfront and committed funding on October 31, 2018.

The Group recognized €3.8 million and €15.8 million as revenue during the three and nine months ended September 30, 2021 (2020: €10.5 million and €18.1 million). As of September 30, 2021, the Group held contract liabilities of €26.0 million (December 31, 2020: €41.9 million), which will be recognized as revenue in subsequent periods as services are provided.

Under the terms of the agreement, Affimed is eligible to receive up to an additional $5.0 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones. Affimed is also eligible to receive royalties on any potential sales. During the second quarter of 2021, Genentech Inc. has informed Affimed that the Phase 1 study of RO7297089 (anti-BCMA/CD16A) was discontinued. A portion of these potential milestone payments are associated with that molecule. This has no impact on the current contract liabilities and future revenue of €26.0 million.

Collaboration with Roivant Sciences Ltd.

On November 9, 2020, Affimed and Pharmavant 6 GmbH, a subsidiary of Roivant Sciences Ltd., announced a strategic collaboration agreement which grants Roivant a license to the preclinical molecule AFM32. Under the terms of the agreement, Affimed received $60 million in upfront consideration, comprised of $40 million in cash and pre-funded research and development funding, and $20 million of common shares in Roivant. Affimed is eligible to receive additional proceeds in the form of option fees contingent on the commencement of additional programs contemplated under the agreement. The Company is eligible to receive up to an additional $2 billion in milestone payments over time upon achievement of specified development, regulatory and commercial milestones, as well as tiered royalties on net sales.

For the three and nine months ended September 30, 2021 the Group has recognized €4.5 million and €13.4 million as revenue and held €35.6 million under contract liabilities as of September 30, 2021 (December 31, 2020: €49.0 million), which is recognized as revenue in subsequent periods as services are provided.

Research service agreements

The Group, through its subsidiary AbCheck s.r.o., has entered into certain research service agreements. These research service agreements provide for non-refundable upfront technology access research funding or capacity reservation fees and milestone payments. The Group recognized €0.3 million and €0.8 million as revenue in the three and nine months ended September 30, 2021 (2020: €0.0 million and €0.4 million).

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	September 30, 2021	December 31, 2020
Receivables	553	0
Contract liabilities	61,615	91,041

Amounts of €8.3 million and €29.2 million recognized in contract liabilities at the beginning of the period have been recognized as revenue during the three and nine months ended September 30, 2021, in respect of Genentech and Roivant.

The remaining performance obligations as of September 30, 2021 are approximately €61.6 million and are expected to be recognized as revenue to a large extent over the next two years.

Disaggregation of revenue

Geographic information
	Three months ended September 30, 2021	Three months ended September 30, 2020	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Revenue:
Germany	220	0	678	75
Europe	0	0	0	2
USA	8,442	10,545	29,350	18,537

	8,662	10,545	30,028	18,614

Major service lines
	Three months ended September 30, 2021	Three months ended September 30, 2020	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Collaboration revenue	8,327	10,539	29,215	18,255
Service revenue	335	6	813	359

	8,662	10,545	30,028	18,614

Timing on revenue recognition
	Three months ended September 30, 2021	Three months ended September 30, 2020	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Point in time	160	8,738	340	9,021
Over time	8,502	1,807	29,688	9,593

	8,662	10,545	30,028	18,614

4. Finance income and finance costs

	Three months ended September 30, 2021	Three months ended September 30, 2020	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Interest SVB Loan Agreement	(212)	(34)	(493)	(150)
Foreign exchange differences	1,809	(3,033)	6,222	(2,478)
Finance cost lease liability	(11)	(11)	(36)	(24)
Other finance income/finance costs	(112)	21	(272)	186
Gain from the modification of SVB Loan Agreement	0	0	0	62

Finance income/costs - net	1,474	(3,057)	5,421	(2,404)

5. Long term financial assets

The Group holds preferred shares in Amphivena previously recognized at their fair value of €3.0 million. In early October 2021, the Board of Amphivena took a decision to wind down the company, and we believe the decision indicates that the investment was already impaired on September 30, 2021. Based on the knowledge we currently have, we estimate that the investment is most likely to have a fair value of nil. This results in a fair value decrease for the three months ended September 30, 2021 of €3.0 million. The fair value decrease for the nine months ending September 30, 2021 amounted to €2.9 million. These fair value changes have been recognized in other comprehensive income. For the valuation of the shares of Amphivena as of September 30, 2021, the Group based its estimate primarily on relevant qualitative information provided by Amphivena (level 3).

The Group also holds common shares in Roivant Sciences Ltd. at their fair value of €11.2 million. During the three and nine months ended September 30, 2021 the fair value decreased by €0.5 million and €5.9 million, respectively, due to the implied value of the Roivant common shares as reflected in the proposed merger with Montes Archimedes Acquisition Corp. (“MAAC”), which was announced in May 2021, and the closing price of MAAC’s common shares as of September 30, 2021. The overall decrease has been recognized in other comprehensive income. Refer to note 12 regarding events which took place subsequent to September 30, 2021.

The fair value of the shares in Roivant was based on the implied value of the Roivant common shares as outlined above (level 3).

6. Trade and other receivables

Trade and other receivables mainly comprise Directors and Officers liability insurance prepayment of €0.6 million (December 31, 2020: €0 million) and value-added tax receivables of €1.7 million (December 31, 2020: €1.3 million).

7. Other assets

The other assets as of September 30, 2021 of €0.1 million (December 31, 2020: €1.3 million) are short-term in nature, do not bear interest and are not impaired. As of December 31, 2020, these assets mainly comprised a deferred prepayment of €1.0 million in respect of a research project where certain milestone payments were due.

8. Equity

As of September 30, 2021 the share capital of €1,198 (December 31, 2020: €983) is divided into 119,797,165 (December 31, 2020: 98,287,333) common shares with a par value of €0.01 per share.

During the nine months ended September 30, 2021, the Group issued approximately 1.2 million common shares under its ATM program, generating net proceeds of approximately €5.7 million.

In connection with these common share issues, an amount of €0.2 million of direct and incremental transaction costs were deducted from equity.

On January 15, 2021 the Group issued 19,166,667 common shares at a price of $6.00 per share in a public offering, resulting in net proceeds of approximately €88.7 million, incurring €6.1 million in underwriting commissions, legal and consulting expenses which were deducted from equity.

In April 2021 Silicon Valley Bank exercised all of its warrants and accordingly, the Group issued 173,482 common shares, refer to note 10.

9. Share-based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014). Under this program, the Company granted awards to certain members of the Management Board, the Supervisory Board, non-employee consultants and employees.

Share based payments with service condition

The majority of the awards vest in instalments over three years and can be exercised up to 10 years after the grant date. In the three and nine months ended September 30, 2021, the group granted 203,000 and 3,717,576 awards. 149,533 and 344,273 ESOP 2014 awards were cancelled or forfeited, and 67,751 and 1,015,026 options were exercised during the three and nine months ended September 30, 2021. As of September 30, 2021, 10,401,618 ESOP 2014 options (December 31, 2020: 8,043,341) were outstanding, and 5,097,558 awards (December 31, 2020: 4,712,122) had vested. The options outstanding as of September 30, 2021 had an exercise price in the range of $1.30 to $13.47 and a weighted-average exercise price of $5.16.

Share based payment expense

In the three and nine months ended September 30, 2021, compensation expense of €3,426 and €8,117 was recognized affecting research and development expenses (€1,661 and €3,941) and general and administrative expenses (€1,760 and €4,176). In the three and nine months ended September 30, 2020, compensation expense of €938 and €2,348 was recognized affecting research and development expenses (€398 and €1,115) and general and administrative expenses (€540 and €1,233).

Fair value measurement

The fair value of options was determined using the Black-Scholes valuation model. The significant inputs into the valuation model of share based payment grants with service conditions are as follows (weighted average):

	September 30, 2021	September 30, 2020
Fair value at grant date	$6.70	$2.34
Share price at grant date	$8.41	$3.16
Exercise price	$8.41	$3.16
Expected volatility	95%	93%
Expected life	5.86	5.86
Expected dividends	0.00	0.00
Risk-free interest rate	1.12%	0.89%

Expected volatility is estimated based on the observed daily share price returns of Affimed measured over a historic period equal to the expected life of the awards.

The risk-free interest rates are based on the yield to maturity of U.S. Treasury strips (as best available indication for risk-free rates), for a term equal to the expected life, as measured as of the Grant Date.

10. Borrowings

Silicon Valley Bank

On November 30, 2016, Affimed entered into a loan agreement with Silicon Valley Bank (the “SVB loan”) for an initial tranche of €5.0 million and a second tranche drawn in May 2017 of €2.5 million. As of December 31, 2020, the loan was fully repaid.

Pursuant to the loan agreement of 2016, the Group also granted the lender warrants to purchase common shares of Affimed at the respective exercise price for a period of ten years from the date of grant. In April 2021, Silicon Valley Bank exercised its warrants and the Group issued 173,482 common shares to Silicon Valley Bank.

In January 2021, the Group entered into a new loan agreement with Silicon Valley Bank German Branch (SVB) which provides Affimed with up to €25 million in term loans in three tranches: €10 million available at closing, an additional €7.5 million upon the achievement of certain conditions, including milestones related to Affimed’s pipeline and market capitalization, and a third tranche of €7.5 million upon the achievement of certain additional conditions related to Affimed’s pipeline and liquidity. The first tranche of €10 million was drawn in February 2021. Pursuant to the terms of the agreement, the loans bear interest at the greater of the European Central Bank Base Rate and 0%, plus 5.5%, and Affimed is entitled to make interest only payments through December 1, 2022, or June 1, 2023 if Affimed draws on the third tranche of the loans. The loans will mature at the end of November 2025. As of September 30, 2021, the fair value of the liability did not differ significantly from its carrying amount (€9.9 million).

UniCredit Leasing CZ

In April 2019, the Group entered into a loan agreement with UniCredit Leasing CZ for €562. After an initial instalment of €127 in the second quarter of 2019, repayment is effected in monthly instalments of €8 until May 2024. As of September 30, 2021, an amount of €254 (December 31, 2020: €323) was outstanding, of which €94 was classified as current liabilities (December 31, 2020: €92). As of September 30, 2021, the fair value of the liability did not differ significantly from its carrying amount.

11. Related parties

The supervisory directors of Affimed N.V. received compensation for their services on the supervisory board of €88 and €280 (€86 and €267) in the three and nine months ended September 30, 2021 (2020), remuneration of managing directors and other key management personnel amounted to €882 and €2,635 (€799 and €1,997).

The Company recognized share-based payment expenses of €238 and €589 (€103 and €156) for supervisory directors and €1,518 and €3,789 (€528 and €1,249) for managing directors and other key management personnel in the three and nine months ended September 30, 2021 (2020).

The following table provides the outstanding balances for management and supervisory board remuneration.

	Outstanding balances
	September 30, 2021	December 31, 2020
Adi Hoess	0	2
Thomas Hecht	16	16
Ferdinand Verdonck	0	10
Ulrich Grau	13	14
Bernhard Ehmer	14	15
Uta Kemmerich-Keil	16	0
Harry Welten	7	8
Annalisa Jenkins	7	8
Mathieu Simon	6	7

12. Subsequent events

On September 30, 2021, Roivant completed its merger with Montes Archimedes Acquisition Corp and commenced trading on the NASDAQ on October 1, 2021. The value of our investment in Roivant has declined subsequent to September 30, 2021 by approximately €1 million.

Subsequent to September 30, 2021, Affimed received information that the Board of Directors of Amphivena had made the decision to winddown the company. The impact of this on Affimed’s investment in Amphivena has been disclosed in note 5.

Subsequent to September 30, 2021, the Group issued approximately 3.3 million shares at a weighted average price of $6.75 per share under its ATM program, generating net proceeds of approximately €18.7 million.